Entergy Transmission Spin-Off
and Merger with ITC
Presentation to ULM Business Symposium
October 25, 2012
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299
Entergy
Transmission Business

1 1
Entergy Forward-Looking Information
Entergy Forward-Looking Information
In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly
Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, and other filings made by
Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors
(in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on
September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings)
involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3)
failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

2 2
Additional Information and Where to Find It
Additional Information and Where to Find It
On September 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of
ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at
www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by
calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by
calling 248-946-3000.

Vertically Integrated Utility
Topics for Discussion
Topics for Discussion
Overview of the Transaction
• Industry context, history
• Transaction parties and structure
Strategy of the Case: Four Pillars of Benefits
Required Approvals
Details on Four Pillars of Benefits
• Independence
• Operational Excellence
• Financial Flexibility and Growth
• Fosters Regional Planning

Power substation
High voltage transmission lines
Transmission substation
Power plant
Transformer
Power towers
Power poles
Transformer drum
ULM
WARHAWKS

Illustration of Vertically Integrated Utility Illustration of Vertically Integrated Utility

Topics for Discussion
Topics for Discussion
Strategy of the Case: Four Pillars of Benefits
Required Approvals
Details on Four Pillars of Benefits
• Independence
• Operational Excellence
• Financial Flexibility and Growth
• Fosters Regional Planning
Vertically Integrated Utility
Overview of the Transaction
• Industry context, history
• Transaction parties and structure

Environmental, smart grid, hardening grid, etc.
0.7
0.3
1.0
~$2.2T
Projected

1 Invest
2 Issue Debt
3 Increased Rate Base
4 Project Delays
5 Attrition (Capex > Depn)
6 Lower Share Price
7 Issue Equity
8 Dilution
9 Rate Case
10 Regulatory Lag
Regulatory / Operational Risk

6 6 6
Utilities Industry is Facing a Huge Need for Capital –
Utilities Industry is Facing a Huge Need for Capital –
Estimated at $2.2T Over the Next 20 Years
Estimated at $2.2T Over the Next 20 Years
Growth / Investment
Issues Facing Utility Industry
Over Next 20 Years
Generation
Transmission
Distribution
Projected Industry Capital Investments
Over Next 20 Years
$T
???
Current Market Cap
Other = 0.15
Source: Internal analysis; Bloomberg

7 7
Electric Utilities Industry is Consistently the
Electric Utilities Industry is Consistently the
Second Highest in Capital Investments in the US
Second Highest in Capital Investments in the US
CapX
2010
794
287
2
16
14
15
23
25
28
35
42
30
89
227
CapX
2009
737
280
1
19
13
16
25
188
353
1
18
23
20
29
29
36
34
39
62
80
159
CapX
2006
798
319
1
11
22
39
27
28
29
30
20
27
36
39
21
88
151
CapX
2008
948
359
2
21
21
21
27
29
35
38
42
47
95
210
CapX
2007
883
($B)
1,000
750
500
250
0
Average
06-11
843
322
2
17
19
22
26
27
31
35
40
40
85
179
CapX
2011
900
337
2
18
18
19
25
31
28
38
45
19
93
29
59
67
137
Others
Water Utilities
Independent Power Producers & Energy Traders
Industrial Conglomerates
Automobiles
Food & Staples Retailing
Road & Rail
Media
Multi-Utilities
Diversified Telecommunication Services
Consumer Finance
Electric Utilities
Oil, Gas & Consumable Fuels
Note: Only US-incorporated active publicly traded companies in North America
Source: Compustat/GlobalVantage
Total Capital Expenditures Per Year

(%)
80
60
40
20
0
Oil, Gas &
Consumable
Fuels
13.5
Multi-
Utilities
21.0
Gas
Utilities
21.2
Road
& Rail
21.4
Wireless
Telecommunication
Services
22.7
Airlines
28.2
Electric
Utilities
34.9
Consumer
Finance
46.1
Independent
Power
Producers &
Energy
Traders
48.5
Automobiles
61.2
Water
Utilities
18.2
Top 10 Industries by Ratio, Average 2006-2011
CapEx/
Market
Cap
Dividend
Yield
(%)
20
15
10
5
0
Oil, Gas &
Consumable
Fuels
2.4
Gas
Utilities
3.7
Multi-
Utilities
4.0
Electric
Utilities
4.0
Diversified
Financial
Services
4.1
Tobacco
5.1
Diversified
Telecomm
unication
Services
5.1
Real
Estate
Investment
Trusts
(REITs)
5.7
Transportation
Infrastructure
7.1
Thrifts &
Mortgage
Finance
17.4
Paper &
Forest
Products
3.6
Oil & Gas well
below electric
utilities in CapEx as
% of market cap
and dividend yield
Electric Utilities Industry has 4th-Largest Ratio of CapEx to
Electric Utilities Industry has 4th-Largest Ratio of CapEx to
Market Capitalization and 7th-Highest Dividend Yield
Market Capitalization and 7th-Highest Dividend Yield
Note: Only US-incorporated companies
Source: Compustat/GlobalVantage
8

9 9 9
Across the Electric Utility Industry, In All Functional Areas
Across the Electric Utility Industry, In All Functional Areas
but Distribution, Capx/Depreciation Ratios Show
but Distribution, Capx/Depreciation Ratios Show
a Strong Upward
a Strong Upward
Trend Over the Last Decade,
Trend Over the Last Decade,
Creating the Need for Significant External  Financing
Creating the Need for Significant External  Financing
4
3
2
1
0
2010 2009 2008 2007 2006 2005 2004 2003 2002 2001 2000
Overall
Generation
Distribution
Transmission
2.6
3.0
1.9
3.7
1.1
0.7
1.8
1.5
Note:  FERC data from Energy Velocity
The rapid increase in capital expenditures for transmission in recent years, combined with the long depreciation lives for transmission assets, means that transmission capital expenditures in particular far exceed their related depreciation cash flows.

10 10
Industry Is Responding to Capital Investment
Industry Is Responding to Capital Investment
Challenges with Different Approaches
Challenges with Different Approaches
Create larger footprint; upsize balance sheet
•
Duke / Progress
•
Northeast Utilities / NSTAR
•
PPL / LG&E
•
First Energy / Allegheny
•
Exelon / Constellation
Achieve greater certainty in regulations
•
e.g., Formula rate plans, future test years,
specific rider recovery, CWIP in rates, etc.
•
e.g., FPL Rate Hike Request
Align business model with capital needs
•
e.g., AEP TransCo
Consolidate
Build
Regulatory
Flexibility /
Certainty
Change
Business Model

Companies Forming Transcos to Take on New Multistate
Companies Forming Transcos to Take on New Multistate
Investment, Relieving Capital Demand on Local Utilities
Investment, Relieving Capital Demand on Local Utilities
Company Year Transco Activities
AEP 2010
2000s
Formed the Transco for on-system, wholly-owned investment, including greenfield projects, station additions and system upgrades. Seeking state utility status for the Transco in each of the 11 states
Pursue opportunities using numerous JVs with MidAmerican, Duke etc.
Exelon 2009 Set up Exelon Transmission.  Developing the Reliability Interregional
Transmission Extension line to link up with new lines developed by Pioneer power (Duke/AEP) and ETA (AEP/Midamerican)
Ameren 2010 Established Ameren Transmission Co. to build greenfield projects to expand the existing 7,400 mile system.  Identified $3 billion projects in IL and MO, with the potential for expanding to other areas in the future
Duke 2011
2008
Established 50/50 Duke-American Transmission Co. (DATC) with ATC, to pursue out-of-territory investment
Set up 50/50 Pioneer Transmission LLC with AEP to build Indiana project
Mid
American
2007 Set up 50/50 Electric Transmission Texas with AEP to invest in ERCOT, and
Electric Transmission America for outside of ERCOT

Europe, Australia, etc established independent transmission ownership and operation as the cornerstone of market reform

12 12 12
US Electric Transmission Grid
US Electric Transmission Grid
Historically Fragmented and Inefficient
Historically Fragmented and Inefficient
Historically, transmission
infrastructure development
in the U.S.
primarily focused on connecting
load and resources within
balancing authority areas,
with little interregional
or national perspective
In contrast,…
U.S. Electric Power Transmission Grid
•
More than 211,000 high voltage
transmission line miles
•
Operated by ~130 balancing authority
areas (ownership is even more
fragmented)
Source: FEMA
12
kV kV
115 115
138 138
161 161
230 230
345 345
500 500

13 13 13
Federal Policy Created Incentives to Address Grid
Federal Policy Created Incentives to Address Grid
Optimization Through Independent Transmission
Optimization Through Independent Transmission
Energy Policy Act
of 2005
FERC Presumption
on Independence
--As presented 11/8/2011
Not later than 1 year after the date of
enactment of this section, the Commission
shall establish, by rule, incentive-based
(including performance-based) rate
treatments for the transmission of electric
energy in interstate commerce by public
utilities for the purpose of benefiting
consumers by ensuring reliability and
reducing the cost of delivered power
by reducing congestion.
"[B]y creating an independent stand-alone
transmission company from a vertically
integrated utility, the proposed transaction
furthers the Commission's open access and
RTO initiatives, accelerates the transition to
competitive regional bulk power markets, and
will result in significant benefits to . . .
transmission customers.”
--Trans-Elect,
Inc, 98 FERC ¶ 61,368 at 62,591-92 (2002)
"This order benefits customers because the
transfer of transmission facilities to an
independent entity is one of the most effective
means of separating transmission interests from
generation interests and achieving independence
through a for-profit transmission company.”
--ITC
Holdings Corp, 102 FERC ¶ 61,182 at P 1-2 (2003)

"...you may well expect to see an ultimate industry structure whereby the electric grid is separated, heavily regulated, treated as a natural monopoly..."
--J. Wayne Leonard, *presentation to DOE (1996)*

"Mr. Leonard also said he wants to sell [Entergy's] $2B transmission system if it could be folded into a 'transmission company,' one genre of a company that is being considered in a restructured electric industry."
--*The Wall Street Journal (1998)*

"A not-for-profit ISO, while satisfying the mandate for independence, is inevitably a caretaker. A transmission organization that's incentivized to maximize access will promote competitive markets and create the greatest value for consumers of electric power."
--J. Wayne Leonard, *World Energy (1999)*

"Since 1998, Entergy has supported and pursued the establishment of an independent entity to operate the Entergy transmission system."
--J. Wayne Leonard, *Letter to FERC Commissioners (2004)*

14 14 14
Entergy Leadership Long Held Belief that Independent
Entergy Leadership Long Held Belief that Independent
Transmission is an Optimal Path for the Industry
Transmission is an Optimal Path for the Industry

15 15
Topics for Discussion
Topics for Discussion
Strategy of the Case: Four Pillars of Benefits
Required Approvals
Details on Four Pillars of Benefits
• Independence
• Operational Excellence
• Financial Flexibility and Growth
• Fosters Regional Planning
Vertically Integrated Utility
Overview of the Transaction
• Industry context, history
• Transaction parties and structure

ITC Transmission
METC
ITC Midwest
ITC Great Plains
Entergy Transmission
Operating Subsidiaries
Green Power Express
KETA Project
Kansas V-Plan
Hugo to Valliant

16 16 16
The Transaction Parties –
The Transaction Parties –
ITC and Entergy
ITC and Entergy
Entergy
Transmission Operations
•
~15,500 transmission line miles
•
Serves Arkansas, Louisiana,
Mississippi, and Texas
•
Pursuing proposal to join MISO
ITC
•
~15,100 transmission line miles
•
Serves Michigan, Iowa, Minnesota,
Illinois, and Missouri
•
Member of MISO and SPP

17 17 17
The Merger Transaction –
The Merger Transaction –
End State
End State
Utility
OpCos
Entergy
Wholesale
Commodities
Mid South
TransCo LLC
(New Holdco)
ITC
Shareholders
ITC Merger
Sub
Transco Subs
Proposed Spin-Merge of Transmission Business
ITC After
– Generation
– Distribution
– Retail
customer
service
Entergy Shareholders own stock in two companies
ETR After
– Transmission
$700M
recapitalization
(pre-close)
Trust
Up to ~5%
ITC Shares
ITC
Shares
ETR
Shares
ETR
Shares
5.0%
Entergy
Shareholders
ETR and
OpCos
reduce
debt by
$1.775B
$1.775B debt
transferred
with assets

18 18
Strategy of the Case:  Four Pillars of Benefits
Topics for Discussion
Topics for Discussion
Overview of the Transaction
• Industry context, history
• Transaction parties and structure
Required Approvals
Details on Four Pillars of Benefits
• Independence
• Operational Excellence
• Financial Flexibility and Growth
• Fosters Regional Planning
Vertically Integrated Utility

19 19 19
Benefits to Customers and Other Stakeholders
Benefits to Customers and Other Stakeholders
Improves access to capital for transmission business and focuses financial resources solely on transmission system performance
Strengthens ability of Entergy Operating Companies to make needed investment in other areas of utility business
Ensures safe and reliable operations and continued strengthening of overall grid performance through ITC’s singular focus on
transmission system performance, planning and operations
Leverages Entergy employees’ knowledge and experience and fully utilizes Entergy’s world-class storm restoration process
Provides proven business model for owning and operating
transmission systems
Aligns with national policy objectives to facilitate investment in local, regional and inter-regional transmission, advance open access initiatives and promote access to competitive energy markets
Financial
Flexibility
and Growth
Operational
Excellence
Independence
Instills confidence in wholesale markets by encouraging greater participation and disclosure by third parties
Leads to a more comprehensive planning process and a broader regional view than would otherwise be possible
Fosters
Regional
Planning

20 20
Topics for Discussion
Topics for Discussion
Overview of the Transaction
• Industry context, history
• Transaction parties and structure
Required Approvals
Strategy of the Case:  Four Pillars of Benefits
Vertically Integrated Utility
Details on Four Pillars of Benefits
• Independence
• Operational Excellence
• Financial Flexibility and Growth
• Fosters Regional Planning

21
Transparency &
stakeholder
engagement
Attributes of Transaction
Attributes of Transaction
Associated With Independence
Associated With Independence
Independence enables transparent disclosure and communication with stakeholders
•
Impacts transmission planning, transparent management of formula rate making, operations, and customer driven transmission maintenance
•
Independence model allows more robust stakeholder discussion and evaluation of transmission projects, and alternatives to those projects
ITC does not own generation or distribution assets; business model singularly focused on owning, operating, and maintaining transmission
•
All capital generated from transmission and invested in transmission
•
No internal competition for capital with other functions (i.e., Generation or Distribution)
•
Independent Board of Directors
•
Management and employees divested of utility or market participant holdings
Independent model greatly enhances transmission planning for local systems
•
Eliminates perception of bias in the planning process or to one set of customers
•
Improved collaboration with 3rd parties including active & engaged input from stakeholders
•
Independent planning promotes transmission builds that takes into account all grid users
1
2
3
Independent
governance and
sole focus on
transmission
Independent
bottom-up
planning
ITC's sole focus on transmission facilitates investment in transmission infrastructure
•
Goal to achieve best-in-class performance and improved reliability
•
Timely and effective interconnection of new generating resources
•
Expanded grid and market access through investments in transmission, lower cost of energy
4
Infrastructure
investment
Independent model achieves financial success by actively meeting the needs of end customers
•
Design and plan transmission that meets needs of all customers
•
Work to connect generators in a timely manner
•
Investments in infrastructure needed to deliver power reliably
5
Customer
responsiveness
ITC policies encourage new entrants and increases competition to bring liquidity to the market
•
No perception that ITC favors any generators or forms of generation
•
Independent model promotes regional planning processes that facilitate development
•
ITC works to interconnect customers efficiently and in a timely manner, and to design and plan transmission that meets their needs
6
Facilitate
Generator
Connections

22 22
ITC's Bottom-Up Planning Process Differs From
ITC's Bottom-Up Planning Process Differs From
Integrated Utilities Under MISO in 3 Crucial Ways
Integrated Utilities Under MISO in 3 Crucial Ways
Difference Description Implication
Broader
customer
focus
An independent transmission company is
incentivized to look at all utility customers
when evaluating benefits
•
A vertically integrated utility’s tariffed
planning processes may define the
benefit analysis for economic projects
by reference to the utility’s customers
•
Beyond MISO's borders, ITC also
incentivized to identify multi-region
projects
Potential to identify more economic
projects as costs are tallied up against
larger customer benefits
Larger infrastructure projects become
part of the scope of the transmission
business
Increased
stakeholder
information
sharing
An integrated utility is more likely to be
perceived by independent parties as
being biased towards its own generation
regardless of actual openness and
transparency
•
Limits amount of market information
shared
Increases accuracy of system
modeling as participants share
economics information they wouldn't
with a perceived competitor
More
collaboration
with
stakeholders
Stakeholders engaged more often in the
project planning process
•
Involves stakeholders in project pre-
screening for suggestions as well as in
the vetting process for proposed
solutions
Higher willingness to discuss possible
plans and integrated generation-
transmission projects
•
Creates a virtuous cycle with
increased information sharing

23 23
Details on Four Pillars of Benefits
• Independence
• Operational Excellence
• Financial Flexibility and Growth
• Fosters Regional Planning
Topics for Discussion
Topics for Discussion
Overview of the Transaction
• Industry context, history
• Transaction parties and structure
Required Approvals
Strategy of the Case:  Four Pillars of Benefits
Vertically Integrated Utility

24 24
Sole Transmission Focus Has Four Primary Sources of
Sole Transmission Focus Has Four Primary Sources of
Benefits for Independent Transmission Company
Benefits for Independent Transmission Company
Attribute Rationale Example impact
Upper
management
attention and
focus
Upper management can focus full-time on
transmission business
Increased ability to reach higher level
of detail
Improved performance management
due to higher leadership engagement
in transmission business
Faster
decision
making
Leadership can make faster decisions
since freed from internal competition
between businesses for attention and
capital
Simplifies capital planning process
Reduces steps from project
identification to approval to execution
Incentive for
best-in-class
transmission
performance
An independent transmission company
only has one business to be judged by,
with a clear set of standards
•
Incentivizes the company to look for
ways of improving transmission
performance
Operational excellence
• Improved reliability and
maintenance processes
High specifications for equipment
Ability to
achieve
scale faster
Single focus on transmission increases
the rate of business growth
•
Accelerates benefits from scale
Reduced procurement costs from
larger orders

25 25 25
Benefits of ITC's Operational Excellence
Benefits of ITC's Operational Excellence
•
ITC has achieved top decile reliability and system performance with two of its three subsidiaries, exceeding performance of region and peers
•
ITC has demonstrated track-record of improving system performance post-acquisition
•
ITC has achieved positive system performance trends while keeping
Operations & Maintenance (O&M) spend in line with peer average
•
ITC OpCos show O&M spend per mile in line with peer average
•
Preventative maintenance emphasized to reduce costly reactive maintenance
•
Infrastructure replaced before it begins to cause problems
•
Proactive maintenance measures to meet and exceed NERC standards
•
Focus on finding and fixing all outage causes
ITC O&M
philosophy is
key driver
O&M spend per
mile in line with
peer average
Reliability and
system
performance

26 26
Details on Four Pillars of Benefits
• Independence
• Operational Excellence
• Financial Flexibility and Growth
• Fosters Regional Planning
Topics for Discussion
Topics for Discussion
Overview of the Transaction
• Industry context, history
• Transaction parties and structure
Required Approvals
Strategy of the Case:  Four Pillars of Benefits
Vertically Integrated Utility

27 27 27
Utilities industry is facing significant need to increase capital investment in coming years
•
Compliance requirements, environmental regulations, and infrastructure needs projected to drive $2.2T in capital needs over next 20 years
In line with industry, Entergy CapEx requirements expected to total nearly ~$13B over 2012-2018 without accounting for any emergency storm reserves, an increase of 33% over the 2005-2011 period
(excluding storm capital)
•
ETR utilities transmission investment requirements expected to total
~$3.5B over 2012-2018, an increase of nearly 100% over the 2005-2011 period (three times as fast as total capital)
•
Transmission capital accounts for over half (~51%) of Entergy Utilities'
CapEx over depreciation
Financial Flexibility –
Financial Flexibility –
Forecasted Future Capital Needs
Forecasted Future Capital Needs

28 28 28
Credit ratings have material effect on interest costs borne
by utilities
Rating agencies (S&P, Moody's) give significant weight to
regulatory construct and financial credit metrics of utilities when deciding on credit ratings
Over the last 10 years rating agencies have frequently
downgraded utilities
Financial Flexibility –
Financial Flexibility –
Industry Response  Focused on Protecting Credit Quality
Industry Response  Focused on Protecting Credit Quality
•
~54% of comparable utilities ended 2011 at a lower credit rating than where they started in 2001

29 29 29
Financial Flexibility –
Financial Flexibility –
Cash Release, Debt Reduction and Improved Credit Metrics
Cash Release, Debt Reduction and Improved Credit Metrics
Spin-merge releases cash flow of ~$860M for ETR
OpCos from 2014-2018
•
Additional cash flow can be used to fund increased investments, pay dividends or reduce debt
Spin-merge
releases cash
flow
Spin-merge
enables
reduction in
debt  for
stronger
balance sheet
By 2018, Spin-merge enables ~$2.7B reduction in Total
OpCo debt from 2014-18
Strengthens the balance sheet as OpCos face
significant capital spending needs in coming years
Spin-merge
improves
credit metrics
Due to cash generation and debt reduction key credit
metric of FFO / Debt improves on average – differs by
OpCos and by year due to different T-Capital needs
•
Improvement in credit metrics can improve credit ratings assigned by S&P or Moody's but credit metrics are one of many factors used to assign credit ratings

30 30
Details on Four Pillars of Benefits
• Independence
• Operational Excellence
• Financial Flexibility and Growth
• Fosters Regional Planning
Topics for Discussion
Topics for Discussion
Overview of the Transaction
• Industry context, history
• Transaction parties and structure
Required Approvals
Strategy of the Case:  Four Pillars of Benefits
Vertically Integrated Utility

Northeastern
SPP
Intertie
Congestion
Relief
Western
DSG

31 31 31
Regional Planning Enabled
Regional Planning Enabled
by Independent Business Model
by Independent Business Model
Focus on
regional
needs
Illustrative regional projects
Illustrative regional projects
Portfolio
Group
Project
Year
Installed
Major Benefits State
Voltage
(kV)
Cost
(2012
$millions)
Cypress - Lewis Creek - Grimes 500
kV
2018 TX 500
Upgrade Amelia - Helbig 230 kV 2018 TX 230
Bayou LaButte - Nine Mile 500 kV 2018 LA 500
Waterford - Tezcuco - Gypsy 230 kV 2018 LA 230
Second 500/230 kV Autotransformer
at Coly
2023 LA 500/230
SPP Intertie Mt. Olive - Longwood 500 kV 2018 Improve transfer capability with SPP LA 500 $326
Freeport - Shelby 500 kV 2018 MS/TN 500
Upgrade Horn Lake - Allen 161 kV 2023 MS/TN 161
ESSO – Delmont – Hazel upgrade 2018 LA 230
Second line between Addis – Tiger 2018 LA 230
Total $1,443
$525 Western
Amite S. /
DSG
Congestion
Relief Projects
Improve transfer capability into Western
region load pocket; reduce Lewis Creek
RMR; storm hardening; improved load
serving capability
Reduce congestion within Entergy
footprint
Improve transfer capability with
TVA/Southern
Improve flows in Amite South and DSG
load pocket; reduce Nine Mile Point
RMR; storm hardening; improved load
serving capability
$365
$209
$18
Northeastern
An independent transmission company
coupled with RTO participation will
enhance economic benefits for regional
customers through:
•
Potentially connecting Entergy's
region with other regions
(i.e., ERCOT, SPP)
•
Broader view on Transmission
investments
•
MISO, as an RTO, has no ability
or mandate to build transmission
facilities to meet the demands of
the wholesale market
•
Beyond MISO's borders, ITC is
incentivized to identify multi-
region projects
•
ITC proved it has expertise,
resources, and capital to plan
and execute needed investment

32 32 32
Green Power Express (GPE) project
exemplifies how ITC's regional focus
enables beneficial projects that would
other remain unrealized
•
Identified by ITC as the most efficient
means to develop and interconnect the
wind-rich Upper Midwest with load centers
further east
•
Project to cross two RTO regions, non-
RTO regions, seven states, and 20 utility
service territories, in addition to ITC’s
current footprint
•
When initially proposed, no process in
place to consider a project like GPE
because of its inter-regional scope and
because the criteria then employed by
RTOs to define beneficial projects were
too narrow
•
GPE became the impetus for a number of
projects that are now part of MISO’s
regional transmission plan across the
Midwest
Green Power Express (GPE) project
exemplifies how ITC's regional focus
enables beneficial projects that would
other remain unrealized
•
Identified by ITC as the most efficient
means to develop and interconnect the
wind-rich Upper Midwest with load centers
further east
•
Project to cross two RTO regions, non-
RTO regions, seven states, and 20 utility
service territories, in addition to ITC’s
current footprint
•
When initially proposed, no process in
place to consider a project like GPE
because of its inter-regional scope and
because the criteria then employed by
RTOs to define beneficial projects were
too narrow
•
GPE became the impetus for a number of
projects that are now part of MISO’s
regional transmission plan across the
Midwest
ITC Looks Across Utility and RTO Boundaries to Identify
ITC Looks Across Utility and RTO Boundaries to Identify
Solutions to System Needs That Provide
Solutions to System Needs That Provide
Local and Regional Benefits
Local and Regional Benefits
Goal of ITC's regional focus is always to reduce
the delivered cost of energy to customers
To do so, ITC looks both inside and outside its
footprint to understand where transmission
investment  could result in the greatest benefits
not only within its footprint, but also regionally
and inter-regionally
Consistent with and supported by public policy
initiatives going forward
•
•
32
Order No. 1000 supports the construction of needed
regional and interregional transmission projects and
includes the basic tenets for which ITC had been
advocating prior to the Order’s issuance, such as larger
coordinated planning areas between regional and inter-
regional entities.
As a result, policy environment is more conducive to
efficiently meeting customers’ needs through a regional
and interregional view.

33 33
Required Approvals
Topics for Discussion
Topics for Discussion
Overview of the Transaction
• Industry context, history
• Transaction parties and structure
Strategy of the Case:  Four Pillars of Benefits
Vertically Integrated Utility
Details on Four Pillars of Benefits
• Independence
• Operational Excellence
• Financial Flexibility and Growth
• Fosters Regional Planning

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34 34
Pathway to Completion –
Pathway to Completion –
Required Approvals
Required Approvals
Authority Requirements
Entergy retail
regulators
•
Change of control of transmission assets
•
Affiliate transaction approvals related to steps in the spin / merge
•
Authorization to incur debt in some jurisdictions
FERC
•
Change of control of transmission assets (203 filing)
•
Acceptance of jurisdictional agreements (205 filing)
•
Authorization to assume debt / issue securities (204 filings)
•
Changes to System Agreement to remove provisions related to
transmission planning and equalization
•
ITC filing to establish new rate tariffs for the ITC operating companies
Nuclear Regulatory
Commission
•
Required for internal corporate reorganization in connection with spin-
merge, and to satisfy license conditions
Hart-Scott-Rodino
Act
•
Pre-merger notification to review potential antitrust and competition issues
IRS
•
Private letter ruling substantially to the effect that certain requirements for the tax-free treatment of the distribution of Transco are met
Securities and
Exchange
Commission
•
ITC Form S-4 and Proxy Statement (including audited Transco financial statements and disclosures), and
•
Transco Registration Statement
ITC shareholders Approvals required for:
•
Merger,
•
Issuance of shares to ETR shareholders, and
•
Amendment to ITC charter to increase authorized number of shares

35 35 Questions?